Exhibit 99.(4)(b)(vi)

MUTUAL OF AMERICA LIFE INSURANCE COMPANY

[320 PARK AVENUE NEW YORK NY 10022-6839 • 212 224 1600]
(hereafter called the “Company”)

Individual retirement annuity contract IRA-2004 issued by the Company is hereby amended as follows, effective as of the Effective Date of the Contract:

(1)          Subsection (a)(i) of Section 7 of the Contract is deleted in its entirety and replaced with the following:

(i)    All payments, withdrawals and distributions shall comply with the minimum distribution requirements of Sections 401(a)(9) and 408(b)(3) of the Internal Revenue Code, the applicable IRS Regulations thereunder, and any subsequent pronouncements.

(2)   Subsection (b)(i)(1) of Section 7 of the Contract is deleted in its entirety and replaced with the following:

(1)    If the Owner’s spouse is the sole Beneficiary, and he or she is more than ten years younger than the Owner, the distribution period is the greater of: (I) the number determined in accordance with (2) below; or (II) the number in the Joint and Last Survivor Table in Q&A 3 of IRS Regulations Section 1.401(a)(9)-9 corresponding to the Owner’s age and the Owner’s spouse’s age as of their birthdays in the calendar year for which the distribution is paid.

(3)          The subsection entitled “Reports” in Section 9 of the Contract is deleted in its entirety and replaced with the following:

Reports

The Company shall send the Owner a statement at least once every twelve months in accordance with Section 408(i) of the Code. Such statement shall show, as of the date of the statement, the Account Value available for withdrawal (the “cash surrender value”), or to purchase an annuity under this Contract (a “paid-up annuity”), or to provide a death benefit under this Contract.

This amendment is executed at New York, New York.

/s/ Cindy Lee
Second Vice President